468, N. Camden Drive
United States	Beverly Hills, CA 90210
Securities & Exchange Commission	Tel: (310) 278 9975 Fax: (310) 496 1258
Mail Stop 3561	e-Mail: info@kingsroadentertainment.net
For the attention of Mrs. Cvrkel	www.kingsroadentertainment.net
Washington D.C. 20549
March 9, 2009

Re:	Kings Road Entertainment Inc.
Form 10-KSB for the year ended April 30, 2008
Filed September 5, 2008
File No. 0-14234

Dear Mrs. Cvrkel,

This letter is being sent in response to and in confirmation of your letter dated February 4, 2009, sent in response to my letter dated January 19, 2009 concerning the level of detail in disclosures relating to movements in accruals.

1. In our future filings, in addition to reclassifying such amounts as a component of operating income, we will expand our disclosures in the MD&A and the notes to the Company’s financial statements to explain the specific nature of the accruals that are being reversed and the changes in facts and circumstances that resulted in the reversal of the accruals. The level of detail will be consistent with our response to your prior comment on this issue.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please don’t hesitate to contact the undersigned.

Sincerely yours,

Philip M. Holmes
President & CEO

CC:	Mrs. Effie Simpson (simpsone@sec.gov)
Mr. Robert Kainz – CFO

Please note our new fax number: (310) 496 1258